भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W[redacted]
Washington D.C. 205
U.S.A.

03007195

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 629

दिनांक / तारीख / Date : 28.02.2003

82-4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT:CLAUSE 36
SALE/PURCHASE OF SHARES OF SECURITIES
TRADING CORPORATION OF INDIA LTD.(STCI)
AND DISCOUNT AND FINANCE HOUSE OF INDIA LTD.(DFHI)

MAR 26 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/626 dated the February 28, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/7

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/626

दिनांक / तारीख / Date : 28.02.2003

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
SALE/PURCHASE OF SHARES OF SECURITIES TRADING CORPORATION OF INDIA LTD.(STCI) AND DISCOUNT AND FINANCE HOUSE OF INDIA LTD.(DFHI)

With further reference to our letter No.CO/S&B/VR/2003/375 dated 4th February, 2003 and in terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has purchased 48,89,160 equity shares of DFHI at a price of Rs.315/- per share from UTI Mutual Fund(10,25,000 shares), Industrial Development Bank of India(24,94,850 shares), Union Bank of India(3,69,310 shares) and LIC of India(10,00,000 shares). Our shareholding in DFHI has now reached 55.13% of the paid up capital of DFHI, and DFHI has become a subsidiary of our Bank.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)